EXHIBIT-H


             Form of Notice of Proposed Transactions


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-      )

Filings Under the Public Utility
Holding Company Act of 1935 ("Act")

January 5, 1996

           Notice is hereby given that the following filings(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declarations(s) for complete statements of the proposed transactions(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

           Interested persons wishing to comment or request a hearing on the application(s) and/or declarations(s) should
submit  their views in writing by        , 1995 to the Secretary,
Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Louisiana Power & Light Company (70-        )

           Louisiana Power & Light Company ("LP&L"), 639 Loyola Avenue, New Orleans, Louisiana 70113, an electric utility subsidiary of Entergy Corporation, a registered holding company, has filed an application-declaration pursuant to Sections 6(a) and 7 of the Act.

           Pursuant to Commission orders dated September 26, 1989 and September 27, 1989 (HCAR Nos. 24956 and 24958), on September 28, 1989, LP&L sold to and leased back from three separate trusts acting as lessors ("Lessors"), for the benefit of an owner participant (the "Owner Participant"), on a long-term net lease basis pursuant to three separate facility leases ("Leases"), an approximate 9.3% aggregate ownership interest ("Undivided Interests") in Unit No. 3 (nuclear) of the Waterford Steam Electric Generating Station ("Waterford 3") in three substantially identical, but entirely separate, transactions. The aggregate purchase price of the Undivided Interests was $353,600,000, of which approximately $43,603,000 was provided by the equity contributions of the Owner Participant in the three Lessor trusts and approximately $309,997,000 was provided by the issuance of secured lease obligation bonds (the "Original Bonds") by the trustee of these trusts ("Owner Trustee") in an underwritten public offering. The Original Bonds consist of three separate series of secured lease obligation bonds bearing interest at an annual rate of 10.30% and maturing on January 2, 2005 issued in a combined aggregate principal amount of $140,452,000 ("2005 Bonds"), and three separate series of secured lease obligation bonds bearing interest at an annual rate of 10.67% and maturing on January 2, 2017 issued in a combined aggregate principal amount of $169,545,000 ("2017 Bonds").

           LP&L now proposes to cause the Owner Trustee to issue not in excess of $326,000,000 in the aggregate of secured lease obligation bonds ("Refunding Bonds") in one or more separate series through December 31, 1997 under one or more indentures ("Indenture") to refund the Original Bonds.

          The 2005 Bonds were first optionally redeemable on July 2, 1994 and are currently redeemable at 104.120% of their principal amount. The 2017 Bonds were first optionally redeemable on July 2, 1994 and are currently redeemable at 107.469% of their principal amount.

           The proceeds from the sale of the Refunding Bonds, together with any funds provided by LP&L and/or the Owner
Participant, will be applied to the cost of redeeming the Original Bonds and, in addition, may be applied to pay a portion of the transaction expenses incurred in issuing the Refunding Bonds and a portion of the premium on the Original Bonds.

           Each series of Refunding Bonds will have such interest rate, maturity date, redemption and sinking fund provisions, be secured by such means, be sold in such manner and at such price and have such other terms and conditions as shall be determined through negotiation at the time of sale or when the agreement to sell is entered into, as the case may be. No series of Refunding Bonds will be issued at rates in excess of those rates generally obtainable at the time of pricing for sales of bonds having the same or reasonably similar maturities, issued by companies of the same or reasonably comparable credit quality and having reasonably similar terms, conditions and features. Each series of Refunding Bonds will mature not later July 2, 2017. The Refunding Bonds will be structured and issued under the documents and pursuant to the procedures applicable to the issuance of the Original Bonds, or comparable documents having similar terms and provisions.

            In connection with any private placement of unregistered Refunding Bonds, the Company may be required to enter into a registration rights agreement wherein the Company would agree to use its best efforts to either cause the Commission to declare effective a shelf registration statement covering resales of the Refunding Bonds or the exchange of such unregistered Refunding Bonds for other bonds ("Exchange Bonds") that would have been registered under the Securities Act of 1933. The Company anticipates that any such registration rights agreement would provide that failure to cause such a registration of the Refunding Bonds for resale or an exchange offer to be completed within a negotiated time period could result in an increase in the interest rate on the Refunding Bonds of the lower of 0.5% per annum or those incremental rate increases generally obtainable at the time of pricing for sales of bonds having the same or reasonably similarly maturities, issued by companies of the same or reasonably comparable credit-quality and having reasonably similar terms, conditions and features. In the event of such an increase in the interest rate, rent payable under the Lease would correspondingly increase by an amount equal to the increase in interest.

           Any Exchange Bonds would be substantially identical to the Refunding Bonds except that such Exchange Bonds would not contain a legend as to Securities Act and state law restrictions on transferability or the provisions providing for an increase in interest rate if an appropriate registration has not occurred. In view of the possibility that the Company may privately place the Refunding Bonds and enter into such a registration rights agreement, the Company also seeks authorization to take such action as may be necessary or desirable in connection with the Owner Trustee's issuance of such Exchange Bonds.

           LP&L is unconditionally obligated to make payments under the Leases in amounts that will be at least sufficient to provide for scheduled payments, when due, of the principal of and interest on the Refunding Bonds. Upon refunding of the Original Bonds, amounts payable by LP&L under the Leases will be adjusted pursuant to the terms of supplements to the Leases which supplements will be entered into at that time. In the event that the Owner Participant elects to provide an additional equity investment to pay a portion of the transaction costs incurred in issuing the Refunding Bonds or a portion of the premium on the Original Bonds, the adjustment of the amounts payable by LP&L under the Leases will reflect such additional equity investment.

           The Refunding Bonds will not be direct obligations of, or guaranteed by, LP&L. However, under certain circumstances LP&L may assume all, or a portion of, the obligations of the issuer of the Refunding Bonds. Each Refunding Bond will be secured by, among other things, (a) a lien on and security interest in the Undivided Interest of the Lessor issuing such Refunding Bond and (b) certain other amounts payable by LP&L thereunder.

          As an alternative to the sale of the Refunding Bonds by the Owner Trustee, LP&L may arrange for formation of a funding corporation to sell the Refunding Bonds. If this structure were used, the proceeds of the sale of the Refunding Bonds would be loaned by the funding corporation to the Lessors, which would issue notes ("Lessor Notes") to the funding corporation to evidence the loans and secure the Refunding Bonds, and the Lessors would apply the proceeds of the loans to repay the Original Bonds. The terms of the Lessor Notes and the indentures under which they would be issued would reflect the redemption and other terms of the Refunding Bonds. LP&L's rental payments would be used to pay principal of and interest on the Lessor Notes, which amounts would, in turn, be used to provide payments on Refunding Bonds when due. The Refunding Bonds would be secured by the Lessor Notes, which would be secured by a lien on and security interest in the Undivided Interests and by certain rights under the Leases, as described above.

           As an alternative to utilizing Refunding Bonds issued by the Owner Trustee or a funding corporation, LP&L may choose to utilize a trust structure in which the Lessors would issue Lessor Notes to one or more passthrough trusts and the trusts would issue certificates evidencing ownership interests in the trusts. If such a structure is utilized, the debt terms of the Refunding Bonds described herein would generally be terms of the Lessor Notes and the indentures under which they would be issued.

          LP&L states that it will not cause the Owner Trustee to sell the Refunding Bonds or the trust certificates to enter into refinancing transactions unless (a) the estimated present value savings derived from the net difference between interest payments on a new issue of comparable securities and those securities refunded is, on an after-tax basis, greater than the present value of all redemption and issuing costs, assuming an appropriate discount rate, determined on the basis of the then estimated after-tax cost of capital of Entergy and its subsidiaries on a consolidated basis, or (b) LP&L shall have notified the Commission of the proposed refinancing transaction (including the terms thereof) by amendment hereto and obtained appropriate supplemental authorization from the Commission to consummate such transaction.

           Pursuant to the terms of the separate participation agreements entered into in 1989 in connection with the sale of the Undivided Interests, LP&L issued three separate promissory notes to the Owner Participant in an aggregate principal amount equal to the higher of the maximum net casualty value and the maximum net special casualty value payable under the Leases during the basic lease term (approximately $208 million). Refinancing the Original Bonds through the means described above could, in some circumstances, cause an increase in these values and therefore require an increase in the principal amount of the related promissory notes. Further, LP&L was required to collateralize its obligations to the Owner Participant by delivering first mortgage bonds in a principal amount equal to that of the promissory notes (the issuance of which was approved by the Commission in HCAR No. 24956, September 26, 1989). To the extent that the refinancing described herein would necessitate the issuance of promissory notes and first mortgage bonds in a principal amount greater than that previously authorized, LP&L also seeks authorization of such increases.

           For  the  Commission,  by the Division  of  Investment
Management, pursuant to delegated authority.


                                   Jonathan G. Katz
                                   Secretary